UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Salt Blockchain Inc. Full Name of Registrant

__________________________
Former Name if Applicable

Not applicable (1)
Address of Principal Executive Office (Street and Number)

__________________________
City, State and Zip Code

(1) In June 2020, the company became a remote-first company. Accordingly, it does not maintain a headquarters.

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file, without unreasonable effort and expense, the quarterly report on Form 10-Q for the quarter ended June 30, 2022 (the “Second Quarter Form 10-Q”), as its focus is on the preparation, finalization and audit or review, as applicable, of the Company’s financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “First Quarter Form 10-Q”). The delay in filing the First Quarter Form 10-Q is a consequence of the Company being unable to compile and provide the financial information to the Company’s independent auditors in time to complete their review of the Company’s financial statements required to prepare a complete filing of the First Quarter Form 10-Q by the required deadline. While the Company is working with its independent auditors to file the First Quarter Form 10-Q and to file the Second Quarter Form 10-Q as soon as practicable following the completion of the First Quarter Form 10-Q, the Company does not expect to file the Second Quarter Form 10-Q on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Dustin Hull	(720)	575-2272
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not yet filed its Form 10-Q for the quarter ended March 31, 2022.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Salt Blockchain Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022	By: /s/ Dustin Hull Dustin Hull, President, Chief Financial Officer and Chief Operating Officer